Exhibit 99.1

Silynxcom Secures Order of $3 Million for Advanced Tactical Communication Solutions to Asian Military Customer

Order part of larger army tender, includes Company’s flagship in-ear headset and reinforces regional expansion

Netanya, Israel, Dec. 12, 2025 (GLOBE NEWSWIRE) --  Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced it has received a purchase order valued at over $3 million from a prominent military customer in Asia. This order forms part of a broader tender issued by the Asian country’s army, reflecting the growing demand for Silynxcom’s innovative communication solutions in high-stakes operational environments.

The order encompasses a variety of Silynxcom’s cutting-edge products, including its flagship tactical in-ear headset system, designed to deliver superior situational awareness, noise cancellation, and seamless integration for soldiers in dynamic combat scenarios. These solutions can enhance team coordination and protection, aligning with the modern warfighter’s need for reliable, battle-tested technology.

“This landmark order represents a pivotal milestone in our strategic expansion across Asia,” said Nir Klein, CEO of Silynxcom. “Having successfully delivered on previous contracts in this key market, we are thrilled to deepen our relationship with this valued customer. We believe that winning this tender will accelerate our market penetration and unlock substantial long-term opportunities, as the region’s militaries continue to prioritize advanced, mission-critical communications.”

Silynxcom has established a strong track record in the Asian market, with prior orders demonstrating the proven performance and reliability of its products in real-world applications. The Company views this territory as a high-growth area, with significant potential for future tenders and deployments given the scale of regional defense modernization initiatives.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: its belief that the new order reflects growing demand for Silynxcom’s communication solutions in high-stakes operational environments; that this order will accelerate market penetration and unlock long-term opportunities as regional militaries continue to prioritize advanced, mission-critical communications; that the order represents a milestone in the Company’s strategic expansion across Asia; and the Company’s expectations regarding the potential for future tenders and deployments in the area . Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

Michal Efraty
ir@silynxcom.com